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                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              333 WEST WACKER DRIVE
                          CHICAGO, ILLINOIS 60606-1285           FIM/AFFILIATE
                                                                    OFFICES
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                                                                    NEW YORK
                                                                    PALO ALTO
                                                                 SAN FRANCISCO
                                                                WASHINGTON, D.C.
                                                                   WILMINGTON
                                            April 14, 2006
                                                                     BEIJING
                                                                    BRUSSELS
                                                                    FRANKFURT
Mr. Christian T. Sandoe                                             HONG KONG
Securities and Exchange Commission                                   LONDON
Division of Investment Management                                    MOSCOW
100 F Street, NE                                                     MUNICH
Washington, DC 20549                                                  PARIS
                                                                    SINGAPORE
                                                                     SYDNEY
                                                                      TOKYO
                                                                     TORONTO

                    RE: Claymore/Raymond James SB-1 Equity Fund (File Nos. 333-132314 & 811-21863)
                              ----------------------------------

Dear Mr. Sandoe:

     We are in receipt of your letter, dated April 6, 2006, which sets forth your comments to the registration statement on Form N-2 filed by Claymore/Raymond James SB-1 Equity Fund (the "Fund") on March 10, 2006 (the "Registration Statement"). We have considered your comments to the Registration Statement and, on behalf of the Fund, our responses to these comments are set forth below.

     These changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Fund intends to file on or about April 17, 2006 and will be marked to show all changes made since the initial filing of the Registration Statement.

PROSPECTUS:

COVER PAGE - AUTOMATIC OPEN-END FUND CONVERSION

1. PLEASE EXPLAIN TO US HOW THE FUND'S CONVERSION FEATURE IS CONSISTENT WITH THE STAFF'S POSITION SET FORTH IN DESSAUER GLOBAL EQUITY FUND (PUB. AVAIL. APRIL 3, 1997). IN PARTICULAR, PLEASE EXPLAIN TO US WHETHER THE FUND'S INVESTMENT OPERATIONS WILL BE CHANGED IN ANY MATERIAL RESPECT AS A RESULT OF, OR IN CONNECTION WITH, THE CONVERSION.

     The Fund's conversion feature is consistent with the staff's position set forth in Dessauer Global Equity Fund (pub. Avail. April 3, 1997). If and when the events specified by the Fund's "Automatic Conversion Provisions" occur, the Fund and its officers and trustees promptly will take all necessary steps to convert the Fund to an open-end investment company.
     The disclosure in the Fund's registration statement relating to the Fund's investment objective and policies will be substantially identical to the disclosure in the Fund's registration statement on Form N-2. As described in Fund's Registration Statement on Form N-2, if and when the events specified by the Fund's "Automatic Conversion Provisions" occur, the Fund will automatically be converted to an open-end investment company, unless a majority of the outstanding voting securities of the Fund affirmatively vote to maintain the Fund's status as a closed-end fund.

     The staff conditioned the

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                                        2

     no-action relief to granted to Dessauer Global Equity Fund on the following representations, each of which is also applicable to the Fund as described below:

     (1) THE FUND'S INVESTMENT OPERATIONS WILL NOT BE CHANGED IN ANY MATERIAL RESPECT AS A RESULT OF OR IN CONNECTION WITH THE CONVERSION;

          In the present case, the Fund's investment objectives, policies and strategies would not be changed in any materials respect as a result of or in connection with the conversion. The Fund believes that conversion of the Fund into an open-end investment company will not disadvantage the Fund or its shareholders because the Fund's investment operations prior to the conversion will be consistent with the operations of an open-end investment company.


     (2) THE EVENTS THAT WILL TRIGGER THE CONVERSION ARE ENTIRELY OBJECTIVE AND READILY VERIFIABLE;

          Similar to Dessauer, in the Fund's case the event that triggers conversion is the Fund's common shares trading at a specified discount to net asset value for a specified period of time, which is entirely objective and readily verifiable.

     (3) THE AUTOMATIC CONVERSION PROVISION WILL BE INCLUDED IN THE FUND'S INITIAL GOVERNING DOCUMENTS;

          Section 11.6 of the Fund's Agreement and Declaration of Trust (the "Declaration of Trust"), which has been filed as Exhibit (a) to Pre-Effective Amendment No. 1 to the Fund's Registration Statement governs the Fund's automatic conversion feature.

     (4) THE FUND'S PROSPECTUS PROMINENTLY WILL DESCRIBE THE AUTOMATIC CONVERSION PROVISION AND THE EVENTS THAT WILL TRIGGER A CONVERSION;

          The Fund's automatic conversion feature is prominently described in the Fund's prospectus.

     (5) THE AUTOMATIC CONVERSION PROVISION MAY BE AMENDED ONLY AS SPECIFIED IN THE FUND'S PROSPECTUS; AND

          The Declaration of Trust provides that Section 11.6, which governs the Fund's automatic conversion feature, may only be amended by if such amendment is "approved by the affirmative vote of the holders of not less than seventy-five percent (75%) of the Shares of each affected class or series outstanding, voting as separate classes or series, or unless such amendment has been approved by 80% of the Trustees, in which case approval by a Majority Shareholder Vote shall be required." The section "Automatic Conversion to Open-End Investment Company" in the Fund's Prospectus has been revised to describe this voting requirement.

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                                        3

     (6) THE FUND'S ADVERTISEMENTS AND SALES LITERATURE, INCLUDING DEALER-ONLY SALES MATERIAL, USED TO MARKET SHARES OF THE FUND WILL DISCUSS THE AUTOMATIC CONVERSION PROVISION AND THE EVENTS THAT WILL TRIGGER A CONVERSION.

          The Fund's advertisements and sales literature, including dealer-only sales material, which have been filed with and reviewed by the NASD, discuss the Fund's automatic conversion feature.

INSIDE COVER PAGE - INVESTMENT STRATEGY

2. THE LAST SENTENCE STATES THAT THE FUND'S PORTFOLIO WILL BE REBALANCED APPROXIMATELY EVERY TWO WEEKS. PLEASE CONFIRM THAT ANY PURCHASES OF SECURITIES TO MEET THE FUND'S 80% POLICY DURING THE INTERVENING PERIOD AFTER REBALANCING WILL BE MADE IN SECURITIES THAT ARE RATED SB-1 BY RAYMOND JAMES ANALYSTS AS OF THE TIME OF PURCHASE. SEE RULE 35d-1 UNDER THE INVESTMENT COMPANY ACT.

     No purchases of securities are expected to be made by the Fund between the Fund's semi-monthly reconstitution and rebalancing of its portfolio. Similarly, no sales of securities are expected to be made by the Fund between such reconstitution and rebalancing periods, and any security held by the Fund that is downgraded will be disposed of by the Fund in the next reconstitution and rebalancing. As stated under "Investment Objective and Policies--Investment Objective," in the Fund's Prospectus, "for purposes of the Fund's investment policies, in the event a security is downgraded by Raymond James and is no longer rated SB-1 subsequent to the purchase of such security by the Fund, such security will be considered by the Fund to be rated SB-1 until the next semi-monthly rebalancing and reconstitution date following such downgrade."

PROSPECTUS SUMMARY - RAYMOND JAMES STRONG BUY 1 RATINGS

3. THE THIRD SENTENCE STATES THAT A RATING OF SB-1 INDICATES GENERALLY THAT A STOCK IS EXPECTED BY RAYMOND JAMES TO APPRECIATE AND PRODUCE A TOTAL RETURN OF AT LEAST 15% OVER THE NEXT SIX MONTHS AND THE FOURTH SENTENCE STATES THAT IN THE CASE OF CERTAIN HIGHER YIELDING OR MORE CONSERVATIVE EQUITIES, A RATING OF SB-1 INDICATES THAT RAYMOND JAMES EXPECTS SUCH EQUITIES TO PRODUCE A TOTAL RETURN OF AT LEAST 15% OVER THE NEXT 12 MONTHS. THE ABOVE STATEMENTS APPEAR TO BE REPRESENTATIONS ABOUT THE FUND'S FUTURE PERFORMANCE (I.E., PERFORMANCE EXCEEDING 15% OVER THE NEXT 12 MONTHS). SEE RULE 156(b)(2)(II) UNDER THE SECURITIES ACT. PLEASE DELETE THESE STATEMENTS AND MAKE CORRESPONDING CHANGES TO OTHER SECTIONS OF THE REGISTRATION STATEMENT THAT CONTAIN SIMILAR DISCLOSURE.

     Rule 156(b), relating to investment company sales literature, provides that "whether or not a particular description, representation, illustration or other statement involving a material fact is misleading depends on evaluation of the context in which it is made." Raymond James & Associates, Inc. is a registered broker-dealer and a registered investment adviser that regularly and publicly provides equity research reports by its analysts, which are summarized in a rating for stocks in the universe of stocks covered by Raymond James. The "Raymond James Investment Ratings" system rates stocks in one of four categories: (1) Strong Buy, (2) Outperform, (3) Market Perform and (4) Underperform. As described on the Raymond James website, the Raymond James Investment Ratings system is as follows:

                  1. STRONG BUY--Expected to appreciate and produce a total return of at least 15% and outperform the S&P 500 over the next six months. For higher-yielding and more conservative equities, such as REITs and certain MLPs, a total return of at least 15% is expected to be realized over the next twelve months

                  2. OUTPERFORM--Expected to appreciate and outperform the S&P 500 over the next twelve months. For higher-yielding and more conservative equities, such as REITs and certain MLPs, an Outperform rating is used for securities where we are comfortable with the relative safety of the dividend and expect a total return modestly exceeding the dividend yield over the next twelve months.

                  3. MARKET PERFORM--Expected to perform generally in line with the S&P 500 over the next twelve months and is potentially a source of funds for more highly rated securities.

                  4. UNDERPERFORM--Expected to underperform the S&P 500 or its sector over the next six to twelve months and should be sold.

     SEE "How to Read Our Equity Research Reports" on Raymond James' website, www.raymondjames.com/rsch_how.htm).

Raymond James has a long history of providing equity research that is widely recognized in the brokerage industry. The Fund is designed for Raymond James clients and investors to access this research in an efficient and cost-effective way, through providing a Fund that invests in those securities rated SB-1 by Raymond James. The statements regarding the expected performance of securities rated SB-1 are not intended as representations of future investment performance by the Fund, but rather as a description of the Raymond James Investment Ratings System. In this regard, and (for purposes of Rule 156) in this context, we do not believe that such descriptions of the Raymond James Investment Ratings System are misleading. The Fund is structured in a manner similar to other funds that have been designed to follow specific research and ranking systems. SEE, E.G., First Trust Value Line 100 Fund, which "seeks to outperform the S&P 500 Index by adhering to a disciplined strategy of investing in a diversified portfolio of the 100 common stocks ranked #1 in Value Line's(R) Timeliness(TM) Ranking System."

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                                        4

     In response to the staff's comment we have revised the statements under "Investment Objective and Policies--Raymond James Strong Buy 1 Ratings," and elsewhere throughout the Prospectus as appropriate, to indicate clearly that such ratings methodology is not the expected performance of the Fund:

     "A rating of SB-1 indicates generally that the Raymond James analyst assigning the rating expects the stock to appreciate and produce a total return of at least 15% over the next six months and to outperform the S&P 500 over that period. In the case of certain higher yielding or more conservative equities, a rating of SB-1 indicates that the Raymond James analyst assigning the rating expects such equities to appreciate and produce a total return of at least 15% over the next 12 months. The ratings assigned by Raymond James analysts represent such analysts' judgments given available facts and public information and are not intended as guarantees of investment performance of rated securities or of the Fund. Analysts' expectations regarding the performance of any particular rated security or SB-1 rated securities generally is not an expectation or prediction of performance of the Fund and is not indicative of performance of the Fund."

PROSPECTUS SUMMARY - SPECIAL RISK CONSIDERATIONS - RISKS RELATING TO RAYMOND JAMES EQUITY SECURITIES RATINGS

4. THE FOURTH BULLET POINT STATES THAT OTHER ACTIVITIES BY RAYMOND JAMES, SUCH AS UNDERWRITING AND MERGERS ADVISORY ENGAGEMENTS, MAY PREVENT RAYMOND JAMES' EQUITY ANALYSTS FROM PUBLISHING RATINGS ON CERTAIN COMPANIES AND THAT, DURING SUCH PERIODS, THE FUND WILL NOT BE MAKING CORRESPONDING ADJUSTMENTS TO ITS PORTFOLIO WITH RESPECT TO SUCH SECURITIES. IT IS OUR UNDERSTANDING THAT RAYMOND JAMES EXPECTS TO RECEIVE OR INTENDS TO SEEK COMPENSATION FOR INVESTMENT BANKING SERVICES FROM COMPANIES FOR WHICH IT PROVIDES RESEARCH COVERAGE IN THE NEXT THREE MONTHS. AS SUCH ACTIVITY MAY CREATE A CONFLICT OF INTEREST IN HOW RAYMOND JAMES RATES THESE SECURITIES, PLEASE PROMINENTLY DISCLOSE THIS POTENTIAL CONFLICT OF INTEREST IN THIS SECTION OF THE PROSPECTUS. IN ADDITION, THIS SECTION APPEARS TO SUGGEST THAT, DURING THESE PERIODS, CERTAIN SECURITIES IN THE FUND'S PORTFOLIO MAY LOSE THEIR SB-1 RATING (BECAUSE RAYMOND JAMES' ANALYSTS NO LONGER PUBLISH RATINGS FOR THEM) BUT THAT THE FUND WOULD NOT SELL THESE SECURITIES. AS DISCLOSURE ELSEWHERE IN THE PROSPECTUS STATES THAT THE FUND WILL INVEST SUBSTANTIALLY ALL OF ITS NET ASSETS IN EQUITY SECURITIES THAT ARE RATED SB-1, PLEASE EXPLAIN TO US WHY THE FUND WOULD NOT SELL THESE SECURITIES (I.E., SECURITIES NO LONGER RATED SB-1) ON THE NEXT REBALANCING DATE.

     With respect to potential conflicts of interest we have revised the risk factor entitled "Risks Associated with Other Business Activities of Raymond James" to include an additional bullet point describing more fully the potential conflicts of interest presented in the event Raymond James were to provide investment banking services

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                                        5

     to companies for which it provides research coverage. The additional bullet point states:

     "In the event that Raymond James provides investment banking or other services to issuers of equity securities rated SB-1, potential conflicts of interest may arise. For example, management and/or large institutional shareholders of such issuers might attempt to influence analysts' opinions regarding ratings of such issuers' securities and may seek to utilize Raymond James investment banking relationship with the issuer to apply added pressure to analysts. Raymond James' research operations are organized and policies are in place to manage potential conflicts. The research process at Raymond James is consistent with the Best Practices Guidelines recommended by the Securities Industry Association and new regulations put forth by the NYSE and the NASD. The Investment Banking division of Raymond James has no direct nor indirect approval of the ratings, earnings estimates and/or price targets of companies covered, whether the subject company is an investment banking client or not. In some instances, Raymond James may seek to minimize potential conflicts of interest by suspending or restricting research coverage on certain companies, which may have an adverse effect on the Fund as described above under "--Risks Relating to Raymond James Equity Securities Ratings."

     With respect to securities that lose their SB-1 rating during such period, the Fund would not sell such securities until the Fund's following semi-monthly rebalancing period. We have revised the last paragraph of the fourth bullet point of the risk factor entitled "Risks Relating to Raymond James Equity Securities Ratings" to make this more clear. The final sentence of the revised fourth bullet point states:

     "Any such securities owned by the Fund would be sold by the Fund during the next rebalancing period. This could result in the Fund selling a security despite the fact that expectations regarding such security's performance are unchanged. If research coverage were resumed and an SB-1 rating reissued, the Fund would repurchase such security pursuant to the Fund's investment strategy, which would increase the Fund's portfolio turnover."

PROSPECTUS SUMMARY - SPECIAL RISK CONSIDERATIONS - OTHER BUSINESS ACTIVITIES OF RAYMOND JAMES

5. THE FIRST BULLET POINT STATES THAT RAYMOND JAMES MAY ENGAGE IN TRADING ACTIVITIES RELATED TO EQUITY SECURITIES THAT ARE RATED SB-1 FOR ITS OWN ACCOUNT (OR AFFILIATES' ACCOUNTS) AND FOR THE ACCOUNTS OF OTHER CUSTOMERS AND THAT SUCH TRADING ACTIVITIES MAY PRESENT A CONFLICT OF INTEREST BETWEEN THE FUND'S INTERESTS AND THE INTERESTS OF RAYMOND JAMES, ITS AFFILIATES AND OTHER CUSTOMERS. PLEASE DESCRIBE IN THIS SECTION THE POLICIES THAT RAYMOND JAMES HAS IN PLACE TO ADDRESS THESE CONFLICTS OF INTEREST.

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                                        6

     This bullet point has been revised to include the requested disclosure. The revised first bullet point states:

     "Raymond James and its affiliates may engage in trading activities related to equity securities that are rated SB-1 for their propriety accounts, for their customers other than the Fund and for other accounts under their management. These trading activities may present a conflict of interest between the Fund and Raymond James with respect to facilitating transactions. Raymond James has adopted procedures intended to address conflicts of interest arising from trading activities for propriety accounts and/or multiple client accounts. Nonetheless, such trading activities, if they influence the value of the equity securities rated SB-1, could be adverse to the Fund's interests in that they may result in the Fund paying a higher acquisition price or realizing a lower sale price in connection with its portfolio transactions in such securities."

SUMMARY OF FUND EXPENSES

6. THE SECOND LINE ITEM IN THE SHAREHOLDER TRANSACTION EXPENSES SECTION OF THE TABLE DESCRIBES EXPENSES BORNE BY THE FUND. AS EXPENSES BORNE BY THE FUND, BY DEFINITION, ARE NOT BORNE BY SHAREHOLDERS, PLEASE REMOVE THIS LINE ITEM FROM THE SHAREHOLDER TRANSACTION EXPENSES SECTION OF THE TABLE.

     The Fund has removed the line item "Expenses borne by the Fund"

7. THE HEADING FOR THE ANNUAL EXPENSES SECTION OF THE TABLE STATES THAT FIGURES ARE CALCULATED AS A PERCENTAGE OF NET ASSETS ATTRIBUTABLE TO COMMON SHARES (ASSUMING NO FINANCIAL LEVERAGE IS ISSUED). PLEASE DELETE THE TEXT INCLUDED IN THE PARENTHESIS AND REFLECT THE EFFECTS OF LEVERAGE, IF ANY, ON THE FUND'S ANNUAL EXPENSES. SEE ITEM 3.1 OF FORM N-2.

     The Annual Expenses section has been revised to reflect the fact that the Fund has no present intention to utilize financial leverage.

8. THE SECOND LINE ITEM IN THE ANNUAL EXPENSES SECTION DESCRIBES THE INTEREST EXPENSE ON BORROWED FUNDS AND THE FOURTH LINE ITEM DESCRIBES THE COSTS OF FINANCIAL LEVERAGE. FIRST, PLEASE EXPLAIN TO US THE TYPE OF FINANCIAL LEVERAGE THAT THE FUND ANTICIPATES USING. IF THE FUND INTENDS TO BORROW MONEY IN A MANNER OTHER THAN PERMITTED BY SECTION 18(f) OF THE INVESTMENT COMPANY ACT (APPLICABLE TO BORROWING LIMITATIONS FOR AN OPEN-ENDED FUND), PLEASE EXPLAIN TO US HOW THE FUND WILL BE ABLE TO ACHIEVE A CONVERSION TO AN OPEN-ENDED FUND IN A MANNER CONSISTENT WITH DESSAUER GLOBAL EQUITY FUND (PUB. AVAIL. APRIL 3, 1997). SECOND, AS THE HEADING FOR THE ANNUAL EXPENSES SECTION OF THE TABLE STATES THAT THE FIGURES ASSUME NO FINANCIAL LEVERAGE IS ISSUED, PLEASE EXPLAIN TO US WHY THE FUND HAS INCLUDED LINE ITEMS RELATING TO THE ISSUANCE OF FINANCIAL LEVERAGE. FINALLY, AS INTEREST PAYMENTS ON BORROWED FUNDS ARE

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                                        7

DESCRIBED IN A SEPARATE LINE ITEM OF THE FEE TABLE, PLEASE CLARIFY IN THIS SECTION THAT THE COSTS OF FINANCIAL LEVERAGE DESCRIBED IN THIS LINE ITEM DO NOT INCLUDE INTEREST PAYMENTS ON BORROWED FUNDS.

     The Fund has no present intention to utilize financial leverage. Therefore, the line items "Interest Payments on Borrowed Funds" and "Cost of Financial Leverage" have been deleted, as they are not applicable to the Fund.

USE OF PROCEEDS

9. THIS SECTION STATES THAT IT IS ANTICIPATED THAT THE FUND WILL BE ABLE TO INVEST SUBSTANTIALLY ALL OF THE NET PROCEEDS OF THIS OFFERING WITHIN [ ] MONTHS. IF THE FIGURE TO BE INSERTED IN THIS SECTION EXCEEDS THREE MONTHS, PLEASE EXPLAIN THE REASONS FOR THE DELAY AND THE CONSEQUENCES OF SUCH DELAY. SEE ITEM
7.2 AND GUIDE 1 TO FORM N-2.

     The Fund expects to be able to invest substantially all of the net proceeds of the offering in less than three months.

MANAGEMENT OF THE FUND - THE INVESTMENT ADVISER

10. THE THIRD PARAGRAPH DESCRIBES THE COMPENSATION PAID BY THE FUND TO THE INVESTMENT ADVISER FOR ITS SERVICES. PLEASE STATE IMMEDIATELY FOLLOWING THIS PARAGRAPH THAT A DISCUSSION REGARDING THE BASIS FOR THE BOARD OF DIRECTORS APPROVING ANY INVESTMENT ADVISORY CONTRACT OF THE FUND WILL BE AVAILABLE IN THE FUND'S ANNUAL OR SEMI-ANNUAL REPORT TO SHAREHOLDERS, AS APPLICABLE, AND PROVIDING THE PERIOD COVERED BY THE RELEVANT ANNUAL OR SEMI-ANNUAL REPORT. SEE
ITEM 9.1(b)(4) OF FORM N-2.

     The requested disclosure has been added.

NET ASSET VALUE

11. THE SECOND PARAGRAPH DESCRIBES THAT THE FUND CALCULATES THE VALUE OF CERTAIN PORTFOLIO SECURITIES AT MARKET VALUE, IF AVAILABLE, AND BY METHODS THAT THE TRUSTEES BELIEVE ACCURATELY REFLECTS A FAIR VALUE IF MARKET QUOTATIONS ARE NOT READILY AVAILABLE. THIS SECTION STATES THAT THE FUND VALUES ALL OTHER TYPES OF SECURITIES AND ASSETS AT FAIR VALUE. PLEASE CLARIFY IN THIS SECTION THAT THE VALUE OF ALL SECURITIES AND ASSETS WILL BE CALCULATED AT MARKET VALUE IF SUCH VALUE IS READILY AVAILABLE. SECTION 2(a)(41)(B) OF THE INVESTMENT COMPANY ACT.

     The disclosure has been revised as requested to state that:.

     "The Fund values securities for which market quotations are not readily available, including restricted securities, by a method that the Trustees of the Fund believe accurately reflects fair value."

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                                        8

PURCHASING SHARES

12. THIS SECTION STATES THAT IF THE FUND CONVERTS TO AN OPEN-ENDED FUND, A BUYER WHOSE PURCHASE ORDER IS RECEIVED BY THE TRANSFER AGENT BEFORE THE CLOSE OF TRADING ON THE NYSE, CURRENTLY 4:00 P.M. EASTERN TIME, WILL ACQUIRE SHARES AT THE NAV SET AS OF THAT DAY. AS THE NET ASSET VALUE SECTION OF THE PROSPECTUS STATES THAT THE FUND CALCULATES ITS NAV AT 5:00 P.M., PLEASE EXPLAIN HOW THIS POLICY IS CONSISTENT WITH RULE 22c-1 UNDER THE INVESTMENT COMPANY ACT WITH RESPECT TO ORDERS RECEIVED AFTER 4:00 P.M. BUT BEFORE THE FUND CALCULATES ITS NAV AT 5:00 P.M. ALSO, PLEASE PROVIDE A SIMILAR EXPLANATION FOR THE FUND'S REDEMPTION POLICY DESCRIBED IN THE NEXT SECTION.

     While the Fund currently calculates NAV at the close of business, in the event that the Fund were to convert to an open-end investment company, the Board of Trustees would adopt policies and procedures appropriate for the conduct of the Fund as an open-end investment company and complying with those laws, rules and regulations applicable to open end funds at the time of conversion, including Rule 22c-1. This would include adopting policies for the calculation of NAV and the sale and purchase of shares appropriate for an open-end fund. Such policies are anticipated to be consistent with those of the open-end investment companies currently advised by the investment adviser, which provide that the net asset value is determined once daily as of the close of the New York Stock Exchange, usually 4:00 p.m. Eastern time.

     The Fund has added a statement under the heading under "Automatic Conversion to Open-End Investment Company--Automatic Conversion Trigger" that "In the event of conversion, the Fund's investment objective and principal investment strategies will remain unchanged in all material respects and the Board of Trustees will adopt policies and procedures applicable to the conduct of the Fund as an open-end investment company intended to comply with the laws, rules and regulations then applicable to open-end investment companies." However, the Fund believes that further information regarding details of the funds operations as an open-end fund following conversion would be confusing to shareholders at this point.

STATEMENT OF ADDITIONAL INFORMATION

INVESTMENT RESTRICTIONS

13. INVESTMENT RESTRICTION 3 STATES THAT THE FUND MAY NOT CONCENTRATE 25% OR MORE OF ITS ASSETS IN ANY PARTICULAR INDUSTRY, EXCEPT, AMONG OTHER THINGS, AS PERMITTED BY APPLICABLE LAW. DISCLOSURE IN THE INDUSTRY AND SECTOR RISK SECTION OF THE PROSPECTUS STATES THAT THE FUND MAY INVEST A SUBSTANTIAL PORTION OF ITS ASSETS IN THE SECURITIES OF ISSUERS IN A SINGLE INDUSTRY OR SECTOR IF THE ISSUERS OF SECURITIES RATED SB-1 ON A REBALANCING DAY RESULT IN SUCH A FOCUS. SINCE THE FUND'S SUB-ADVISER DETERMINES WHICH SECURITIES WILL BE RATED SB-1, THIS DISCLOSURE APPEARS TO PERMIT THE FUND TO RESERVE THE

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                                        9

RIGHT TO CONCENTRATE ITS INVESTMENTS IN ANY INDUSTRY. THE STAFF HAS HISTORICALLY TAKEN THE POSITION THAT FUNDS MAY NOT RESERVE THE RIGHT TO CONCENTRATE IN AN INDUSTRY OR GROUP OF INDUSTRIES. PLEASE SPECIFY IN THIS SECTION THE PARTICULAR INDUSTRIES OR GROUPS OF INDUSTRIES, IF ANY, IN WHICH THE FUND PROPOSES TO CONCENTRATE ITS INVESTMENTS. SEE SECTION 8(b)(l)(E) OF THE INVESTMENT COMPANY ACT AND INSTRUCTION TO ITEM 8.2(b)(2) OF FORM N-2. PLEASE MAKE CORRESPONDING CHANGES IN OTHER SECTIONS OF THE PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION THAT SUGGEST THAT THE FUND MAY RESERVE THE RIGHT TO CONCENTRATE IN AN INDUSTRY OR GROUP OF INDUSTRIES.

     The Fund has revised investment restriction #3 to state that the Fund shall not:

     "Invest in any security if, as a result, 25% or more of the value of the Fund's total assets, taken at market value at the time of each investment, are in the securities of issuers in any particular industry except that this policy shall not apply (a) to the extent the Fund's strategy of investing in the companies rated SB-1 by Raymond James results in such concentration, (b) to securities issued or guaranteed by the U.S. government and its agencies and instrumentalities or tax-exempt securities of state and municipal governments or their political subdivisions, (c) when the Fund has taken a temporary defensive position or (d) as otherwise permitted by applicable law."

     This investment restriction, as revised, is consistent with investment restrictions regarding concentration adopted by other investment companies with similar investment strategies of investing in equity securities which have received a particular rating, such as First Trust Value Line(R) 100 Fund and First Trust Value Line(R) Dividend Fund.

PORTFOLIO MANAGEMENT - ANNUAL BONUS

14. THE FIRST SENTENCE STATES THAT THE PORTFOLIO MANAGERS ARE PAID A DISCRETIONARY ANNUAL BONUS, WHICH IS NOT BASED ON THE PERFORMANCE OF THE FUND OR MANAGED ACCOUNTS, BY THE INVESTMENT ADVISER. PLEASE DESCRIBE IN THIS SECTION THE METHOD USED TO DETERMINE THE PORTFOLIO MANAGERS BONUSES. SEE ITEM 21.2 OF FORM N-2.

     The Fund has added disclosure to clarify the method used to determine the discretionary annual bonus paid to portfolio managers by the Investment Adviser.

GENERAL COMMENTS

15. WE NOTE THAT PORTIONS OF THE FILING ARE INCOMPLETE. WE MAY HAVE ADDITIONAL COMMENTS ON SUCH PORTIONS WHEN YOU COMPLETE THEM IN A PRE-EFFECTIVE AMENDMENT, ON DISCLOSURES MADE IN RESPONSE TO THIS LETTER, ON INFORMATION SUPPLIED SUPPLEMENTALLY, OR ON EXHIBITS ADDED IN ANY PRE-EFFECTIVE AMENDMENTS.

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                                       10

     The Fund is advised that additional comments on omitted disclosure items, information supplied supplementally or exhibits in any further pre-effective amendment may be provided, and the Fund will respond to any such additional comments when and if made.

16. IF YOU INTEND TO OMIT CERTAIN INFORMATION FROM THE FORM OF PROSPECTUS INCLUDED WITH THE REGISTRATION STATEMENT THAT IS DECLARED EFFECTIVE IN RELIANCE ON RULE 430a UNDER THE SECURITIES ACT, PLEASE IDENTIFY THE OMITTED INFORMATION TO US SUPPLEMENTALLY, PREFERABLY BEFORE FILING THE FINAL PRE-EFFECTIVE AMENDMENT.

     The Fund intends only to omit certain pricing information from any future Pre-Effective Amendment to the Registration Statement for which we will rely on Rule 430A. This would include the total number of shares sold, the total proceeds of the offering and the total sales loads paid. This information will be omitted, as it is not expected that it will be known at the time of filing. The Fund intends to file pursuant to Rule 497(h) a definitive prospectus and SAI containing any omitted information in compliance with the requirements of Rule 430A.

17. PLEASE ADVISE US IF YOU HAVE SUBMITTED OR EXPECT TO SUBMIT AN EXEMPTIVE APPLICATION OR NO-ACTION REQUEST IN CONNECTION WITH YOUR REGISTRATION STATEMENT.

     The Fund has not submitted and does not expect to submit an exemptive application or no-action request in connection with the Registration Statement. On May 18, 2004, the Adviser and certain closed-end fund advised by the Adviser filed an "Application for an Order Pursuant to Section 6(c) of the 1940 Act for Exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder." Although the Fund does not currently require exemptive relief to implement its distribution policy, the application requested that the exemptive relief sought apply to "each registered closed-end management investment company to be advised in the future" by the Adviser, and such exemptive relief, if granted, would therefore apply to the Fund.

18. RESPONSE TO THIS LETTER SHOULD BE IN THE FORM OF A PRE-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 472 UNDER THE SECURITIES ACT. WHERE NO CHANGE WILL BE MADE IN THE FILING IN RESPONSE TO A COMMENT, PLEASE INDICATE THIS FACT IN A SUPPLEMENTAL LETTER AND BRIEFLY STATE THE BASIS FOR YOUR POSITION.

     The Fund believes that these responses adequately address your comments in your letter dated April 6, 2006. As indicated above, the Fund anticipates filing Pre-Effective Amendment No. 1 to the Registration Statement on or about April 17, 2006.

19. WE URGE ALL PERSONS WHO ARE RESPONSIBLE FOR THE ACCURACY AND ADEQUACY OF THE DISCLOSURE IN THE FILINGS REVIEWED BY THE STAFF TO BE CERTAIN THAT THEY HAVE PROVIDED ALL INFORMATION INVESTORS REQUIRE FOR AN INFORMED DECISION. SINCE THE FUND AND ITS

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                                       11

MANAGEMENT ARE IN POSSESSION OF ALL FACTS RELATING TO THE FUND'S
DISCLOSURE, THEY ARE RESPONSIBLE FOR THE ACCURACY AND ADEQUACY OF THE DISCLOSURES THEY HAVE MADE.

     Management of the Fund has reviewed the disclosure set forth in Pre-Effective Amendment No. 1 to the Fund's Registration Statement.

     In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0570.

                                                  Sincerely,

                                                  /s/ Thomas A. Hale
                                                  ------------------
                                                  Thomas A. Hale